# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TURBO ENERGY, S.A., CIK 0001963439
CUSIP: 899924104
Title of class of securities: Ordinary Shares, par value five cents of euro ((euro)0.05) per share* American Depositary Shares, each representing five Ordinary Shares
Address of issuer's principal executive offices: Street Isabel la Catolica, 8, Door 51, Valencia, Spain (U3), 46004
Date of event which requires filing of this statement: 10/09/2025
Filed by CIK 0002010872
Persons authorized to receive notices and communications: Mariano Soria, c/o Turbo Energy, S.A., Street Isabel la Catolica, 8, Door 51,, Valencia, Spain (U3), 46004, 34 961 196 250

## Reporting persons
- Umbrella Global Energy S.A. (CIK 0002010872): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Spain (U3); source of funds: working capital (WC); sole voting power 49,358,250; shared voting power 0; sole dispositive power 49,358,250; shared dispositive power 0; aggregate amount beneficially owned 49,358,250 (89.6% of the class)
  Comment: (1) Consists of 49,358,250 Ordinary Shares. Umbrella Solar Investment S.A., or Umbrella Solar, is a corporation formed under the laws of the Kingdom of Spain. It is a public company listed on BME GROWTH. Crocodile Investment, S.L.U, or Crocodile Investment, a company established under the laws of the Kingdom of Spain on November 8, 2013, and Enrique Selva Bellvis, the Chairman of the board of directors of Turbo Energy, S.A., are the majority shareholders of the issued and outstanding shares of Umbrella Solar. Enrique Selva Bellvis personally owns 23.21% of Umbrella Solar, while Crocodile Investment owns 54% of Umbrella Solar. Mr. Bellvis is the sole owner of Crocodile Investment, holding 100% of its shares. Umbrella Solar's business address is Plaza America, 2, 4B, 46004, Valencia, Spain.
  
  (2) Based on a total of 55,085,700 Ordinary Shares considered to be outstanding pursuant to SEC Rule 13d-3(d)(1) as of February 13, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value five cents of euro ((euro)0.05) per share* American Depositary Shares, each representing five Ordinary Shares
Name of issuer: TURBO ENERGY, S.A.
Address of issuer's principal executive offices: Street Isabel la Catolica, 8, Door 51, Valencia, Spain (U3), 46004

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 is being filed by the Reporting Person.

Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.
Residence or business address: The principal place of business of the Reporting Person is Plaza America, 2, 4B, 46004, Valencia, Spain.
Present principal occupation or employment: The Reporting Person is a corporation formed under the laws of the Kingdom of Spain. It is a public company listed on BME GROWTH.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Turbo Energy, S.A. was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with a Spanish corporation Turbo Energy S.L.U. Turbo Energy S.L.U then became a wholly owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, Turbo Energy S.L. transformed the company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, Turbo Energy S.L.'s name was changed to Turbo Energy S.A. During December 2022, Turbo Energy S.A. issued 50,000,000 shares (pre-stock split: 2,500,000 shares) of common stock for proceed of (euro)2,500,000, to Turbo Energy S.A.'s parent company, who is also Turbo Energy S.A.'s sole shareholder. Pursuant to the deed of transformation and a concurrent forward stock split of the issued and outstanding ordinary shares on a 20-for-1 basis, Turbo Energy S.A. increased its authorized share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares.

Upon incorporation in September 2013, Turbo Energy, then known as Distritech Solutions S.L., issued 3,000 ordinary shares to Mr. Enrique Selva Bellvis. On November 29, 2013, Mr. Bellvis sold his 3,000 ordinary shares to Crocodile Investment S.L. through a public deed with protocol number 2,522. Crocodile Investment then sold 300 ordinary shares to Don Francisco de Borja Pellicer Lopez on March 06, 2015, and then Don Francisco de Borja Pellicer Lopez sold back the 300 ordinary shares to Crocodile Investment S.L. on June 08, 2015.

Crocodile Investment S.L. then sold 300 ordinary shares to Don Manuel Cercos D Aversa on July 16, 2015 and 300 shares to Don Jose Jorge Alemany Monzo on the same day. On May 05, 2016, Don Jose Jorge Alemany Monzo sold his 300 shares back to Crocodile Investment S.L. through a public deed with protocol number 472.

On March 20, 2018, Crocodile Investment S.L. transferred 2,700 ordinary shares of Turbo Energy (previously named Solar Rocket S.L.) as a non-monetary contribution to the share capital of a newly formed company called Umbrella Solar Investment S.A. (previously named Umbrella Capital S.L.).

From October 2, 2025 to October 9, 2025, the Reporting Person sold a total of 727,450 ADSs in multiple transactions in the open market at prices within the range of $3.94 to $5.01 per ADS for aggregate total consideration of approximately $646,000.

As a result of the above-described transactions, Umbrella Solar Investment S.A. directly holds 49,358,250 ordinary shares of Turbo Energy S.A. as of the date of this statement.

The Reporting Person did not purchase any of the 49,358,250 ordinary shares with borrowed funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person originally acquired beneficial ownership of its 49,358,250 ordinary shares for investment purposes.

The Reporting Person intends to continuously review its investment in the Issuer and reserves the right to change its plans or intentions and to take any and all actions that it may deem appropriate to maximize the value of its investment, including, among other things, acquiring additional securities of the Issuer, disposing of any securities of the Issuer owned by them, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Issuer (including, but not limited to, the attitude of the Board and the management and other shareholders of the Issuer) and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Person does not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this statement, Umbrella Solar Investment S.A. is the beneficial owner of 49,358,250 ordinary shares of the Issuer, representing 89.60% of the outstanding shares of the Issuer. Crocodile Investment and Enrique Selva Bellvis are the majority shareholders of the issued and outstanding shares of Umbrella Solar. Enrique Selva Bellvis personally owns 23.21% of Umbrella Solar, while Crocodile Investment owns 54% of Umbrella Solar. Mr. Bellvis is the sole owner of Crocodile Investment, holding 100% of its shares. As a result, Enrique Selva Bellvis is deemed as the beneficial owner of the shares held by Umbrella Solar. The Reporting Person does not own any other securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Umbrella Solar Investment S.A. has sole power to vote and dispose of 49,358,250 ordinary shares of the Issuer. All shares held by Umbrella Solar Investment S.A. may be deemed to be beneficially owned by Enrique Selva Bellvis, through his ownership of 23.21% of Umbrella Solar and his ownership of 100% of Crocodile Investment. Therefore, as of the date of the filing of this Amendment No. 1, Enrique Selva Bellvis has sole power to vote or direct the vote and dispose or direct the disposition of 49,358,250 ordinary shares of the Issuer.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 1, the Reporting Person does not beneficially own any other shares nor has effected any transaction in the shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Umbrella Global Energy S.A.: /s/ Enrique Selva Bellvis, Enrique Selva Bellvis/Chief Executive Officer (10/14/2025)